SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

04 June 2014

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

4 June 2014

LLOYDS BANKING GROUP: BOARD APPOINTMENT

Lloyds Banking Group plc (the "Group") is pleased to announce the appointment of Simon Henry as an independent Non-executive Director of the Group with effect from 26 June 2014. Mr Henry will serve as a member of the Group's Audit and Risk Committees.

Commenting on Mr Henry's appointment, Lord Blackwell, Chairman, said: "'We are delighted to welcome Simon to the group, bringing his deep international experience in board level strategy and execution. His extensive knowledge of Financial Markets, Treasury and Risk Management and his qualification as an Audit Committee Financial Expert will be of particular value in our important risk and audit committees. We look forward very much to working with him as Lloyds continues to focus on building a strong UK retail and commercial bank".

BIOGRAPHICAL DETAILS

Simon Henry is the Chief Financial Officer and an Executive Director of Royal Dutch Shell plc, a position he has held since May 2009, with responsibility for Shell's Finance, IT, Strategy and Planning functions. Previously, he was Shell's Chief Financial Officer for Exploration & Production from 2004 to 2009 and Head of Group Investor Relations from 2001 to 2004. Prior to these roles, Mr Henry held various finance posts within Shell, whom he joined in 1982. He is member of the Main Committee of the 100 Group of UK FTSE CFOs and Chair of the European Round Table CFO Taskforce. He is a fellow of the Chartered Institute of Management Accountants.

There is no other information to be disclosed under paragraph 9.6.13R of the Listing Rules.

For further information:

Investor Relations
Charles King +44 (0) 20 7356 3537
Investor Relations Director
Email: charles.king@finance.lloydsbanking.com

Corporate Affairs
Matt Smith +44 (0) 20 7356 3522
Head of Corporate Media
Email: matt.smith@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Charles King
                                                                                                                                                 Name: Charles King

                                     Title: Investor Relations Director

Date: 04 June 2014